UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                            MEDICAL DISCOVERIES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    58456E106
                                 (CUSIP Number)

                                February 1, 2005
             (Date of Event Which Requires Filing of this Statement)

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP No. 58456E106                                           Page 2 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Momentum Fund, Ltd.
     EIN:03-0021366
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.00%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 58456E106                                           Page 3 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Momentum Fund III, Ltd.
     EIN:32-0056070
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.00%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 58456E106                                           Page 4 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          11,607,275
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            11,607,275
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,607,275
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 58456E106                                           Page 5 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     M.A.G. Capital, LLC
     EIN: 300021359
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY 11,607,275, some of which are held by Monarch Pointe Fund, Ltd. ("MPF"), and some of which are owned by M.A.G. Capital,
    EACH LLC (formerly Mercator Advisory Group, LLC) ("MAG"). MAG controls the investments of MPF.
  REPORTING    -----------------------------------------------------------------
               7.   SOLE DISPOSITIVE POWER
   PERSON
                    0
    WITH       -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    11,607,275, some of which are held by MPF and some by MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,607,275
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 58456E106                                           Page 6 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     David F. Firestone
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          11,607,275, all of which are held by MPF and MAG. David F.
                    Firestone is Managing Member of MAG.
    EACH       -----------------------------------------------------------------
               7.   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
    WITH
                    11,607,275, all of which are held by MPF and MAG. David F. Firestone is Managing Member of MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,607,275
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 58456E106                                           Page 7 of 13 Pages

      This statement is hereby amended and restated in its entirety as follows:

Item 1. Issuer.

      (a) The name of the issuer is Medical Discoveries, Inc. (the "Issuer").

      (b) The address of the Issuer's principal executive office is 738 Aspenwood Lane, Twin Falls, Idaho 83301.

Item 2. Reporting Person and Security.

      (a) Mercator Momentum Fund, L.P. ("Momentum Fund") and Mercator Momentum Fund III, L.P. ("Momentum Fund III" and, with Momentum Fund, the "Funds") are private investment limited partnerships organized under California law. The general partner of each of the Funds is M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC ("MAG"), a California limited liability company. David F. Firestone is the Managing Member of MAG. Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Island. MAG controls the investments of MPF. The Funds, MPF, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

      (b) The business address of each of the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.

      (c) Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, no par value per share (the "Common Stock").

      (e) The CUSIP number is 58456E106.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                                  SCHEDULE 13G

CUSIP No. 58456E106                                           Page 8 of 13 Pages

      (e) |_| An investment adviser in accordance with ss.
240.13d-1(b)(1)(ii)(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership.

      On October 18, 2004, MPF acquired 12,000 shares of the Series A Convertible Preferred Stock of the Issuer ("Series A Shares") at $100 per share. In the same transaction, MPF and MAG acquired warrants to purchase 3,660,396 and 915,099 shares of Common Stock of the Issuer, respectively.

      As of February 1, 2005: (i) MPF owned 12,000 Series A Shares; (ii) MPF and MAG held Warrants to purchase 3,660,396 and 915,099 shares of Common Stock, respectively; and (iii) MPF and MAG owned no shares of Common Stock.

      On or about December 7, 2004, Momentum Fund and Momentum Fund III entered into a contingent agreement to acquire 17,750 Series A Shares and 12,250 Series A Shares, respectively, at $100 per share. The agreement was reported by the Issuer in its Current Report on Form 8-K filed on December 13, 2004. The agreement provides that upon the acquisition of the shares, Momentum Fund, Momentum Fund III and MAG would acquire warrants to purchase 6,748,856, 4,689,883 and 11,438,739 shares of the Common Stock, respectively. The acquisition of the shares is contingent upon the Issuer entering into and closing a definitive agreement to purchase certain assets in a proposed acquisition. On February 1, 2005, the Reporting Persons filed an amended
Schedule 13G reporting that the transaction had closed. The amendment was filed in error, because the transaction has not closed and remains contingent.

      Each Series A Share is convertible into the number of shares of Common Stock determined by dividing $100.00 by the Conversion Price at the time of conversion. The Conversion Price is defined as 75% of the average of the lowest three intra-day trading prices of the Common Stock during the 10 trading days preceding the conversion, rounded to the nearest ten-thousandth; providing, however, that the Conversion Price may not be more than $0.1967 adjusted for stock splits and similar events.

                                  SCHEDULE 13G

CUSIP No. 58456E106                                           Page 9 of 13 Pages

      The documentation governing the terms of the warrants and the Series A Shares contains provisions prohibiting any exercise of the warrants or conversion of Series A Shares that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. The Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

      As of February 1, 2005, MPF and MAG owned the following securities of the
Issuer:

      MPF owned 12,000 Series A Shares and warrants to purchase up to 3,660,396 shares of Common Stock.

      MAG owned warrants to purchase up to 12,353,838 shares of Common Stock.

      David F. Firestone owned no securities of the Issuer directly.

      Neither Momentum Fund nor Momentum Fund III owned any securities of the Issuer, although they were parties to the contingent acquisition agreement described above.

      The right to vote and the right to dispose of the shares beneficially owned by MPF are shared among MPF and both MAG and David F. Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and David F. Firestone.

      Assuming that the Issuer had 104,581,669 shares of Common Stock outstanding as of February 1, 2005, which is the number reported by the Issuer as outstanding as of November 9, 2004 in its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004, the individual Reporting Persons had beneficial ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

                                        Shares Owned          Percentage
                                        ------------          ----------

          Momentum Fund                            0               0.00%

          Momentum Fund III                        0               0.00%

          MPF                             11,607,275               9.99%

          MAG                             11,607,275               9.99%

          David F. Firestone              11,607,275               9.99%

      The percentages of the outstanding Common Stock held by the Reporting Parties set forth above and on the cover pages to this report were determined using a Conversion Price of $0.1375 with respect to the Series A Shares.

                                  SCHEDULE 13G

CUSIP No. 58456E106                                          Page 10 of 13 Pages

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP No. 58456E106                                          Page 11 of 13 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2005                MERCATOR MOMENTUM FUND, L.P.


                                        By: M.A.G. CAPITAL, LLC,
                                            its general partner

                                        By: /s/ Harry Aharonian
                                            ----------------------------------
                                            Harry Aharonian, Portfolio Manager


Dated: February 10, 2005                MERCATOR MOMENTUM FUND III, L.P.

                                        By: M.A.G. CAPITAL, LLC,
                                            its general partner

                                        By: /s/ Harry Aharonian
                                            ----------------------------------
                                            Harry Aharonian, Portfolio Manager


Dated: February 10, 2005                MONARCH POINTE FUND, LTD.

                                        By: /s/ Harry Aharonian
                                            ----------------------------------
                                            Harry Aharonian, Director


Dated: February 10, 2005                M.A.G. CAPITAL, LLC

                                        By: /s/ Harry Aharonian
                                            ----------------------------------
                                            Harry Aharonian, Portfolio Manager
Dated: February 10, 2005

                                        /s/ David F. Firestone
                                        --------------------------------------
                                            David F. Firestone

                                  SCHEDULE 13G

CUSIP No. 58456E106                                          Page 12 of 13 Pages

                                  EXHIBIT INDEX

Exhibit A                  Agreement of Joint Filing

                                  SCHEDULE 13G

CUSIP No. 58456E106                                          Page 13 of 13 Pages

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Medical Discoveries, Inc., beneficially owned by Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd., M.A.G. Capital, LLC and David F. Firestone and such other holdings as may be reported therein.

MERCATOR MOMENTUM FUND, L.P.


By: M.A.G. CAPITAL, LLC,
its general partner

By: /s/ Harry Aharonian
   --------------------------------------
   Harry Aharonian, Portfolio Manager


MERCATOR MOMENTUM FUND III, L.P.

By: M.A.G. CAPITAL, LLC,
its general partner

By: /s/ Harry Aharonian
   --------------------------------------
   Harry Aharonian, Portfolio Manager


M.A.G. CAPITAL, LLC

By: /s/ Harry Aharonian
   --------------------------------------
   Harry Aharonian, Portfolio Manager


MONARCH POINTE FUND, LTD.

By: /s/ Harry Aharonian
   --------------------------------------
   Harry Aharonian, Director


/s/ David F. Firestone
-----------------------------------------
David F. Firestone